# Churchill Downs Electronic EDGAR Proof

**Job Number:**                                    **-NOT DEFINED-**

**Company Name:**                                  **-NOT DEFINED-**

**Form Type:**                                     **8-K**

**Reporting Period / Event Date:**                 **09-30-2005**

**Customer Service Representative:**               **-NOT DEFINED-**

**Revision Number:**                               **-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

# SEC EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | **8-K** |
| **Exchange** | **NASD** |
| **Sub Filer Id** | **0000020212** |
| **Sub Filer Ccc** | **\*ydbpv8g** |
| **Contact Name** | **Donna Ottersbach** |
| **Contact Phone Number** | **502-636-4540** |
| **Item Ids** | **2.02** |
| | **9.01** |
| **Reporting Period** | **09-30-2005** |
| **Global Enclosed File Count** | **4** |
| **Internet Address** | **donnao@kyderby.com** |

## Documents

| | |
|---|---|
| **8-K** | **f8kearnings0305.htm** |
| | **2005 3rd Quarter Earnings** |
| **EX-99.1** | **ex991.htm** |
| | **Press Release & Earnings 3rd Quarter 2005** |
| **GRAPHIC** | **smalllogo.jpg** |
| | **Churchill Downs Inc. Logo** |
| **8-K** | **submissionpdf.pdf** |
| | **Courtesy Copy** |

## Module and Segment References

```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NASD</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>Donna Ottersbach</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>502-636-4540</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000020212</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>*ydbpv8g</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>2.02</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>09-30-2005</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>4</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>f8kearnings0305.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>2005 3rd Quarter Earnings</value>
    </field>
    <data sid="data1">
      <filename>f8kearnings0305.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>ex991.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
```

```
      <field sid="SubDocument_description_2">
        <value>&lt;![CDATA[Press Release &amp; Earnings 3rd Quarter 2005]]&gt;</value>
      </field>
      <data sid="data2">
        <filename>ex991.htm</filename>
        <mimedata>
        </mimedata>
      </data>
      <field sid="SubDocument_conformedName_3">
        <value>smalllogo.jpg</value>
      </field>
      <combobox sid="SubDocument_conformedDocumentType_3">
        <value>GRAPHIC</value>
      </combobox>
      <field sid="SubDocument_description_3">
        <value>Churchill Downs Inc. Logo</value>
      </field>
      <data sid="data3">
        <filename>smalllogo.jpg</filename>
        <mimedata>
        </mimedata>
      </data>
      <field sid="SubDocument_conformedName_4">
        <value>submissionpdf.pdf</value>
      </field>
      <combobox sid="SubDocument_conformedDocumentType_4">
        <value>8-K</value>
      </combobox>
      <field sid="SubDocument_description_4">
        <value>Courtesy Copy</value>
      </field>
      <data sid="data4">
        <filename>submissionpdf.pdf</filename>
        <mimedata>
        </mimedata>
      </data>
  </page>
  <page sid="PAGE3">
    <field sid="SubInternet_internetAddress_">
      <value>donnao@kyderby.com</value>
    </field>
    <check sid="SubFlag_overrideInternetFlag_">
      <value>off</value>
    </check>
  </page>
  <page sid="PAGE4">
  </page>
  <page sid="PAGE6">
  </page>
</XFDL>
```

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported): November 7, 2005**



(Exact name of registrant as specified in its charter)

| **KENTUCKY** | **0-1469** | **61-0156015** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**700 Central Avenue Louisville, Kentucky 40208**
(Address of principal executive offices)
(Zip Code)

**502-636-4400**
Registrant's telephone number, including area code

**Not Applicable**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02**          **RESULTS OF OPERATIONS AND FINANCIAL CONDITION.**

A copy of the news release issued by Churchill Downs Incorporated (the "Company") on November 7, 2005 announcing the results of operations and financial condition for the third quarter ended September 30, 2005, is attached hereto as Exhibit 99.1 and incorporated by reference herein.

**Item 9.01**          **Financial Statements and Exhibits.**

(a)          Exhibit
    99.1      Press release dated November 7, 2005 issued by Churchill Downs Incorporated.

| Exhibit No. | Description |
|---|---|
| Exhibit 99.1 | Press release dated November 7, 2005 issued by Churchill Downs Incorporated. |

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHURCHILL DOWNS INCORPORATED

Date: November 7, 2005

By:/s/ Michael W. Anderson

Michael W. Anderson

Vice President Finance and Treasurer

3



FOR IMMEDIATE RELEASE

Contact: Julie Koenig Loignon
(502) 636-4502 (office)
(502) 262-5461 (mobile)
juliek@kyderby.com

**CHURCHILL DOWNS INCORPORATED REPORTS THIRD QUARTER EARNINGS**

**LOUISVILLE, Ky. (Nov. 7, 2005) -** Churchill Downs Incorporated ("CDI" or "Company") (NASDAQ: CHDN) today reported results for the third quarter and nine months ended Sept. 30, 2005.

Net earnings for the third quarter were $71.6 million or $5.30 per diluted share, compared to a loss of $3.8 million or $0.29 per diluted share for the same period in 2004. During the third quarter of 2005, CDI recognized a gain, net of income taxes, of $69.9 million on the sale of the assets of Hollywood Park. Results from Hollywood Park are treated as discontinued operations and detailed as such in the accompanying tables. During the third quarter of 2004, the Company recognized $6.2 million of impairment losses on the assets of Ellis Park.

Net revenues from continuing operations for the third quarter reached $112.0 million, an increase of 9.3 percent, compared with $102.5 million for the same period last year. Net earnings from continuing operations were $3.8 million during the third quarter, compared to a loss from continuing operations of $396,000 during the year-earlier period. Diluted net earnings per share from continuing operations totaled $0.28, compared to a loss of $0.03 per share from continuing operations during the third quarter of 2004. Results for the third quarter and first nine months of 2005 are outlined in the accompanying tables.

CDI's President and Chief Executive Thomas H. Meeker said, "Our financial results during the third quarter and first nine months of the year demonstrate our ability to grow top-line revenues, EBITDA and net earnings in the face of significant challenges. Our continuing operations delivered positive growth while racing 12 fewer days and confronting short fields sizes, equine illnesses and hurricanes in two states where we operate.

"Through the sale of Hollywood Park, we strengthened our balance sheet by virtually eliminating our long-term debt. We also negotiated an amended credit facility at favorable rates. As a result, the Company now enjoys access to capital and the freedom to execute on strategic opportunities as they develop. While CDI no longer owns or manages Hollywood Park, per the amended Asset Purchase Agreement, we have the right to reinvest in the asset should the California legislative environment improve and alternative gaming activities become available at the property.

"During the quarter, hurricanes disrupted our operations in Louisiana and Florida. Hurricane Katrina closed Fair Grounds Race Course and its off-track betting and video poker operations, while Hurricanes Dennis, Katrina and Rita caused lost race days and simulcast-only days at Calder Race Course. Severe weather also affected our operations in October and November, as Calder sustained damage during Hurricane Wilma on Oct. 24, and Ellis Park sustained damage during a tornado that struck Western Kentucky Nov. 6. We are working with our insurance providers to assess the

extent of the damage to Calder, Ellis Park and our Louisiana operations. We are also in discussions with federal, state and local officials overseeing the restoration of southeast Louisiana following Hurricane Katrina.

"One year ago, we made a long-term investment in New Orleans because we believe in the community and appreciate its deep connection to Fair Grounds as a racetrack and as home to the world-famous Jazz and Heritage Festival. We want Fair Grounds and Jazz Fest to remain part of a revitalized New Orleans. As we move forward, we believe there will be opportunities to reposition our operations within the community in ways that will benefit the community and the Company.

"Despite the challenges presented by the current closure of Fair Grounds, we are pleased to offer a shortened race meet this winter at Harrah's Louisiana Downs in Bossier City, La. We appreciate the support and cooperation demonstrated by our host site for this season as well as our Louisiana horsemen and state officials and regulators in allowing Fair Grounds racing to continue. We are also heartened by the Oct. 26 reopening of five of Fair Grounds' off-track betting and video poker locations in the New Orleans area and are progressing with plans to reopen additional sites."

Meeker concluded, "Churchill Downs Incorporated is part of a dynamic and ever-changing industry, and our long-term success depends in part on our ability to adapt to change. Given the state of the industry, we believe there are several attractive opportunities for us to redeploy our capital, develop more distribution channels for our products, and further leverage our brand."

A conference call regarding this release is scheduled for Tuesday, Nov. 8, 2005, beginning at 9 a.m. EST. Investors and other interested parties may listen to the teleconference by accessing the online, real-time webcast and broadcast of the call at www.churchilldownsincorporated.com/investor_relations or www.earnings.com, or by calling (913) 981-5571 at least 10 minutes before the appointed time. The online replay will be available at approximately noon and continue for two weeks. A six-day telephonic replay will be available two hours after the call concludes by dialing (719) 457-0820 and entering 5654108 when prompted for the access code. A copy of the Company's news release announcing earnings and relevant financial and statistical information about the period will be accessible at www.churchilldownsincorporated.com/investor_relations.

In addition to the results provided in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), the Company has provided a non-GAAP measurement, which presents a financial measure of Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA"). CDI uses EBITDA as a key performance measure of results of operations for purposes of evaluating performance internally. The Company believes the use of this measure enables management and investors to evaluate and compare, from period to period, CDI's operating performance in a meaningful and consistent manner. This non-GAAP measurement is not intended to replace the presentation of CDI's financial results in accordance with GAAP.

Information set forth in this news release contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 provides certain "safe harbor" provisions for forward-looking statements. The reader is cautioned that such forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. Forward-looking statements are typically identified by the use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "should," "will," and similar words, although some forward-looking statements are expressed differently. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from expectations include: the effect of global economic conditions; the effect (including possible increases in the cost of doing business) resulting from future war and terrorist activities or political uncertainties; the economic environment; the impact of increasing insurance costs; the impact of interest rate fluctuations; the effect of any change in our accounting policies or practices; the financial performance of our racing operations; the impact of gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which we operate; the impact of live racing day competition with other Florida and Louisiana racetracks within those respective markets; costs associated with our efforts in support of alternative gaming initiatives; costs associated with Customer

Relationship Management initiatives; a substantial change in law or regulations affecting pari-mutuel and gaming activities; a substantial change in allocation of live racing days; litigation surrounding the Rosemont, Illinois riverboat casino; changes in Illinois law that impact revenues of racing operations in Illinois; a decrease in riverboat admissions subsidy revenue from our Indiana operations; the impact of an additional Indiana racetrack and its wagering facilities near our operations; our continued ability to effectively compete for the country's top horses and trainers necessary to field high-quality horse racing; our continued ability to grow our share of the interstate simulcast market; our ability to execute our acquisition strategy and to complete or successfully operate planned expansion projects; our ability to successfully complete any divestiture transaction; our ability to adequately integrate acquired businesses; market reaction to our expansion projects; any business disruption associated with our facility renovations; the loss of our totalisator companies or their inability to provide us assurance of the reliability of their internal control processes through Statement on Auditing Standards No. 70 audits or to keep their technology current; the need for various alternative gaming approvals in Louisiana; our accountability for environmental contamination; the loss of key personnel; the impact of natural disasters, including Hurricanes Katrina, Rita and Wilma on our operations and the extent of our property and business interruption insurance coverage for any related losses; any business disruption associated with a natural disaster and/or its aftermath; and the volatility of our stock price.

**CHURCHILL DOWNS INCORPORATED**
**CONDENSED CONSOLIDATED STATEMENTS OF NET EARNINGS**
**for the three and nine months ended September 30, 2005 and 2004**
**(Unaudited) (In thousands, except per share data)**

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | **2005** | **2004** | **2005** | **2004** |
| Net revenues | $ 112,016 | $ 102,536 | $ 327,035 | $ 275,325 |
| Operating expenses | 96,677 | 83,878 | 263,955 | 217,031 |
| | | | | |
| Gross profit | 15,339 | 18,658 | 63,080 | 58,294 |
| | | | | |
| Selling, general and administrative expenses | 9,274 | 10,771 | 34,656 | 26,629 |
| Asset impairment loss | - | 4,363 | - | 4,363 |
| Intangible impairment loss | - | 1,839 | - | 1,839 |
| | | | | |
| Operating income | 6,065 | 1,685 | 28,424 | 25,463 |
| | | | | |
| Other income (expense): | | | | |
| Interest income | 135 | 98 | 296 | 289 |
| Interest expense | (265) | (100) | (950) | (485) |
| Unrealized gain on derivative instruments | 204 | - | 614 | - |
| Miscellaneous, net | 713 | 299 | 1,330 | 1,136 |
| | 787 | 297 | 1,290 | 940 |
| Earnings from continuing operations before provision for income taxes | 6,852 | 1,982 | 29,714 | 26,403 |
| | | | | |
| Provision for income taxes | (3,010) | (2,378) | (13,052) | (12,151) |
| | | | | |
| Net earnings (loss) from continuing operations | 3,842 | (396) | 16,662 | 14,252 |
| | | | | |
| Discontinued operations, net of income taxes: | | | | |
| Loss from operations | (2,124) | (3,444) | (4,655) | (2,143) |
| Gain on sale of assets | 69,917 | - | 69,917 | - |
| | | | | |
| Net earnings (loss) | $ 71,635 | $ (3,840) | $ 81,924 | $ 12,109 |
| | | | | |
| Net earnings (loss) per common share: | | | | |
| Basic | | | | |
| Earnings (loss) from continuing operations | $ 0.29 | ($0.03) | $ 1.25 | $ 1.07 |
| Discontinued operations | 5.07 | (0.26) | 4.89 | (0.16) |
| Net earnings (loss) | $ 5.36 | ($0.29) | $ 6.14 | $ 0.91 |
| | | | | |
| Diluted | | | | |
| Earnings (loss) from continuing operations | $ 0.28 | ($0.03) | $ 1.23 | $ 1.06 |
| Discontinued operations | 5.02 | (0.26) | 4.84 | (0.16) |
| Net earnings (loss) | $ 5.30 | ($0.29) | $ 6.07 | $ 0.90 |
| | | | | |
| Weighted average shares outstanding: | | | | |
| Basic | 12,913 | 13,310 | 12,893 | 13,285 |
| Diluted | 13,511 | 13,310 | 13,507 | 13,467 |

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
| --- | --- | --- | --- | --- |
| | 2005 | 2004 | 2005 | 2004 |
| Net revenues from external customers: | | | | |
| Kentucky Operations | $ 13,834 | $ 14,648 | $ 83,455 | $ 76,575 |
| Arlington Park | 33,465 | 32,615 | 67,382 | 71,280 |
| Calder Race Course | 28,593 | 26,585 | 53,023 | 50,270 |
| Hoosier Park | 9,700 | 10,062 | 30,138 | 30,665 |
| Louisiana Operations | 7,462 | - | 38,849 | - |
| CDSN | 18,090 | 18,035 | 52,379 | 45,046 |
| Total racing operations | 111,144 | 101,945 | 325,226 | 273,836 |
| Other investments | 663 | 637 | 869 | 875 |
| Corporate revenues | 343 | 65 | 1,495 | 1,089 |
| Net revenues from continuing operations | 112,150 | 102,647 | 327,590 | 275,800 |
| Discontinued operations | 16,179 | 17,036 | 69,562 | 71,247 |
| | $ 128,329 | $ 119,683 | $ 397,152 | $ 347,047 |
| Intercompany net revenues: | | | | |
| Kentucky Operations | $ 4,453 | $ 4,593 | $ 19,205 | $ 19,850 |
| Arlington Park | 6,145 | 6,007 | 8,768 | 8,171 |
| Calder Race Course | 3,683 | 3,613 | 6,674 | 6,879 |
| Hoosier Park | 31 | 36 | 107 | 86 |
| Louisiana Operations | - | - | 6,335 | - |
| Total racing operations | 14,312 | 14,249 | 41,089 | 34,986 |
| Other investments | 571 | 681 | 1,388 | 1,526 |
| Corporate expenses | 206 | 214 | 731 | 758 |
| Eliminations | (15,223) | (15,255) | (43,763) | (37,745) |
| | (134) | (111) | (555) | (475) |
| Discontinued operations | 134 | 111 | 555 | 475 |
| | $ - | $ - | $ - | $ - |
| EBITDA: | | | | |
| Kentucky Operations | $ (4,136) | $ (9,008) | $ 27,440 | $ 15,148 |
| Arlington Park | 9,115 | 9,933 | 9,554 | 13,255 |
| Calder Race Course | 5,532 | 1,670 | 2,809 | 2,373 |
| Hoosier Park | (57) | 174 | 767 | 1,341 |
| Louisiana Operations | (1,081) | - | 756 | - |
| CDSN | 4,486 | 4,224 | 12,803 | 10,356 |
| Total racing operations | 13,859 | 6,993 | 54,129 | 42,473 |
| Other investments | 1,139 | 952 | 1,689 | 1,599 |
| Corporate expenses | (2,696) | (2,130) | (9,743) | (5,924) |
| Total EBITDA from continuing operations | 12,302 | 5,815 | 46,075 | 38,148 |
| Eliminations | - | - | - | (6) |
| Depreciation and amortization | (5,320) | (3,831) | (15,707) | (11,543) |
| Interest income (expense), net | (130) | (2) | (654) | (196) |
| Provision for income taxes | (3,010) | (2,378) | (13,052) | (12,151) |
| Net earnings from continuing operations | 3,842 | (396) | 16,662 | 14,252 |
| Discontinued operations, net of income taxes | 67,793 | (3,444) | 65,262 | (2,143) |
| Net earnings | $ 71,635 | $ (3,840) | $ 81,924 | $ 12,109 |

|  | September 30, 2005 | December 31, 2004 |
|---|---:|---:|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 38,244 | $ 24,968 |
| Restricted cash | 16,097 | 7,267 |
| Accounts receivable, net | 31,444 | 45,229 |
| Deferred income taxes | 2,274 | 3,940 |
| Other current assets | 5,907 | 3,589 |
| Assets held for sale | - | 142,445 |
| Total current assets | 93,966 | 227,438 |
| | | |
| Other assets | 14,095 | 17,105 |
| Plant and equipment, net | 348,790 | 324,738 |
| Goodwill | 53,528 | 53,528 |
| Other intangible assets, net | 18,395 | 19,149 |
| Total assets | $ 528,774 | $ 641,958 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 30,580 | $ 30,749 |
| Purses payable | 14,397 | 8,464 |
| Accrued expenses and other liabilities | 44,227 | 31,739 |
| Dividends payable | - | 6,430 |
| Income taxes payable | 40,836 | 96 |
| Deferred revenue | 8,387 | 25,880 |
| Liabilities associated with assets held for sale | - | 9,221 |
| Total current liabilities | 138,427 | 112,579 |
| | | |
| Long-term debt, due after one year | 18,086 | 242,770 |
| Other liabilities | 21,544 | 20,424 |
| Deferred revenue | 18,792 | 19,071 |
| Deferred income taxes | 8,318 | 8,686 |
| Total liabilities | 205,167 | 403,530 |
| | | |
| Commitments and contingencies | | |
| Shareholders' equity: | | |
| Preferred stock, no par value; | | |
| 250 shares authorized; no shares issued | - | - |
| Common stock, no par value; 50,000 shares | | |
| authorized; issued: 13,011 shares September 30, | | |
| 2005 and 12,904 shares December 31, 2004 | 117,824 | 114,930 |
| Retained earnings | 207,537 | 125,613 |
| Unearned stock compensation | (1,754) | (1,935) |
| Accumulated other comprehensive (loss) | - | (180) |
| Total shareholders' equity | 323,607 | 238,428 |
| Total liabilities and shareholders' equity | $ 528,774 | $ 641,958 |